Series 35371	Subject to Completion Preliminary Term Sheet dated October 1, 2026	(To Prospectus dated May 7, 2026, and Product Supplement EQUITY MLI-1 dated August 18, 2026)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	October , 2026 October , 2026 October , 2029
*Subject to change based on the actual date the notes are priced for initial sale to the investors (the “pricing date”)

Autocallable Participation Notes with an Absolute Return Barrier Linked to the S&P 500® Index

Fully and Unconditionally Guaranteed by BNP Paribas, New York Branch

■Maturity of approximately three years, if not called prior to maturity

■Automatic call of the notes per unit at [$11.00 to $11.20] if the S&P 500® Index (the “Index”) is flat or increases above 100.00% of the Starting Value on the Observation Date

■The Observation Date will occur approximately one year after the pricing date

■If the notes are not called, at maturity:

■1-to-1 upside exposure to increases in the Index

■A positive return equal to the absolute value of the percentage decline in the value of the Index only if the Index does not decline by more than 20.00% (e.g., if the negative return of the Index is -5.00%, you will receive a positive return of +5.00%)

■If the Index declines by more than 20.00% from the Starting Value, 1-to-1 downside exposure to decreases in the Index from the Starting Value, with 100.00% of your principal at risk

■All payments are subject to the credit risk of BNP Paribas, as issuer of the notes, and BNP Paribas, New York Branch, as guarantor of the notes

■No periodic interest payments

■No listing on any securities exchange

The notes are being issued by BNP Paribas (“BNP”) and are fully and unconditionally guaranteed by BNP Paribas, New York Branch (the “Guarantor”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See “Risk Factors” beginning on page TS-7 of this term sheet and beginning on page PS-6 of product supplement EQUITY MLI-1. The notes and the related Guarantee will initially be offered and sold in reliance on an exemption from registration under the United States Securities Act of 1933 (the “Securities Act”), provided by Section 3(a)(2) thereof. The notes and the related Guarantee will not be, and are not required to be, registered with the Securities and Exchange Commission (the “SEC”) under the Securities Act.

The estimated initial value of the notes on the pricing date is expected to be between $9.45 and $9.75 per unit, which will be less than the initial issue price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on page TS-2 and “Risk Factors” beginning on page TS-7 of this term sheet for additional information.

_________________________

None of the SEC or any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying product supplement and prospectus. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Initial issue price(1)	$10.00	$
Agent’s commission(1)	$0.15	$
	$0.05	$
Proceeds, before expenses, to BNP	$9.80	$

(1)The agent’s commission reflects a sales commission of $0.15 per unit and a structuring fee of $0.05 per unit.

The notes and the related guarantee:

Are Not FDIC Insured	May Lose Value

BofA Securities

October , 2026

Autocallable Participation Notes with an Absolute Return Barrier Linked to the S&P 500® Index, due October , 2029

Summary

The Autocallable Participation Notes with an Absolute Return Barrier Linked to the S&P 500® Index, due October , 2029 (the “notes”) are our senior preferred notes. Payments on the notes are fully and unconditionally guaranteed by the Guarantor. The notes and the related guarantee are not deposit liabilities of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. The notes constitute our direct, unconditional, unsecured and unsubordinated obligations ranking pari passu, without any preference among themselves, with all our other outstanding unsecured and unsubordinated obligations, present and future, except those obligations as are preferred by operation of law. The notes will be automatically called at the Call Payment if the Observation Value of the Market Measure, which is the S&P 500® Index (the “Index”), is equal to or greater than the Call Value on the Observation Date. If the notes are not called, then at maturity, the notes provide you a 1-to-1 return if the Ending Value of the Market Measure is greater than the Starting Value. If the Ending Value is equal to or less than the Starting Value but greater than or equal to the Threshold Value, you will receive a return equal to the absolute value of the percentage decline in the Market Measure from the Starting Value to the Ending Value (e.g. if the negative return of the Market Measure is -5.00%, you will receive a positive return of +5.00%). If the Ending Value is less than the Threshold Value, you are subject to 1-to-1 downside exposure to decreases in the Index from the Starting Value, with up to 100.00% of the principal amount at risk. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to the credit risk of the Issuer and the Guarantor. See “Terms of the Notes” below.

The estimated initial value of the notes will be less than the price you pay to purchase the notes.  The estimated initial value is determined by reference to our affiliate's pricing models and taking into account our credit spreads. In estimating the value of the notes as of the time the terms of the notes are set on the pricing date, our affiliate’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this term sheet relates.

Terms of the Notes
Issuer:	BNP Paribas
Guarantor:	BNP Paribas, acting through its New York Branch
Principal Amount:	$10.00 per unit
Term:	Approximately three years, if not called
Market Measure:	The S&P 500® Index (Bloomberg symbol: “SPX”), a price return index
Participation Rate:	100.00%
Starting Value:	The closing level of the Market Measure on the pricing date.
Threshold Value:	80.00% of the Starting Value.
Observation Value:	The closing level of the Market Measure on the Observation Date.
Observation Date:

On or about October  , 2027, approximately one year after the pricing date. The Observation Date is subject to postponement in the event of a non-Market Measure Business Day or Market Disruption Events, as described beginning on page PS-29 of product supplement EQUITY MLI-1.

Call Value:	100.00% of the Starting Value.
Call Payment:	[$11.00 to $11.20] if called on the Observation Date, which represents a Call Premium of [10.00% to 12.00%] per annum. The actual Call Payment will be determined on the pricing date.
Call Payment Date:	Approximately the fifth business day following the Observation Date, subject to postponement if the Observation Date is postponed, as described on page PS-29 of product supplement EQUITY MLI-1.
Ending Value:

The closing level of the Market Measure on the Final Valuation Date. The scheduled Final Valuation Date is subject to postponement in the event of a non-Market Measure Business Day or a Market Disruption Event, as described beginning on page PS-29 of product supplement EQUITY MLI-1.

Final Valuation Date / Maturity Valuation Period:	Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Events of Default:

Events of Default, as defined in Condition 8(a) in the accompanying prospectus, shall apply to the notes. Subject to the below paragraph, if such event occurs and is continuing, the amount payable to a holder of the notes upon any acceleration will be equal to the Redemption Amount described under the caption “Determining Payment on the Notes—Redemption Amount Determination” determined as if the date of acceleration were the maturity date of the notes and as if the Final Valuation Date were the fifth

Market Measure Business Day prior to the date of acceleration.

If, however, an event of default occurs on or prior to the Observation Date, then the payment on the notes will be determined as described in “Determining Payment on the Notes—Automatic Call Provision” as if the next scheduled Observation Date were the fifth Market Measure Business Day prior to the date of acceleration,

provided that the applicable Observation Value as of that date is greater than or equal to the Call Value. In such case,

the calculation agent shall pro-rate the Call Payment according to the period of time elapsed between the settlement date of the notes and the date of acceleration. For the avoidance of doubt, if the

Observation Value of the Market Measure as of that date is less than the Call Value, the payment on the notes will be calculated as set forth in the prior paragraph.

Fees Charged:	The initial issue price of the notes includes the agent’s commission of $0.20 per unit as listed on the cover page.
Calculation Agent:	BNP Paribas Securities Corp.
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Determining Payments on the Notes

Automatic Call Provision

The notes will be called automatically on the Observation Date if the Observation Value on the Observation Date is equal to or greater than the Call Value. If the notes are called, you will receive the Call Payment.

Redemption Amount Determination

If the notes are not automatically called, on the maturity date, you will receive a cash payment per unit determined as follows:

You will lose all or a significant portion of the principal amount of the notes if the Ending Value is less than the Threshold Value.

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Autocallable Participation Notes with an Absolute Return Barrier Linked to the S&P 500® Index, due October , 2029

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”).  The documents may be obtained from BofA Securities, Inc. (“BofAS”) by calling 1-800-294-1322.

■Prospectus dated May 7, 2026 (the “Base Prospectus”)

■Product Supplement EQUITY MLI-1 dated August 18, 2026

The Base Prospectus may be accessed at http://eqdpo.bnpparibas.com/USMTNPD.

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the section indicated on the cover of this term sheet.  The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY MLI-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our” or similar references are to BNP.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

■You are willing to receive a return on your investment capped at the Call Premium if the Observation Value is equal to or greater than the Call Value on the Observation Date.

■You anticipate that the notes will be automatically called or that the Index will either increase from the Starting Value to the Ending Value or decrease from the Starting Value to an Ending Value that is at or above Threshold Value if the notes are not automatically called.

■You are willing to lose up to 100% of the principal amount if the notes are not automatically called and the Index decreases from the Starting Value to an Ending Value that is below the Threshold Value.

■You are willing to forgo the interest payments that are paid on conventional interest-bearing debt securities.

■You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

■You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-10.

■You are willing to assume Issuer and Guarantor credit risk for any payments under the notes.

■You want to hold your notes for the full term.

■You believe that the notes will not be automatically called, the Index will decrease from the Starting Value to an Ending Value that is below the Threshold Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

■You seek principal repayment or preservation of capital.

■You seek interest payments or other current income on your investment.

■You want to receive dividends or other distributions paid on the stocks included in the Index.

■You seek an investment for which there will be a liquid secondary market.

■You are unwilling or are unable to take market risk on the notes or to take Issuer and Guarantor credit risk.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

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Hypothetical Payout Profile and Examples of Payments at Maturity

The below graph is based on hypothetical numbers and values. The graph below shows a payout profile at maturity, which would only apply if the notes are not automatically called.

Autocallable Participation Notes with an Absolute Return Barrier

60.00%
40.00%
20.00%
0.00%
-20.00%
-40.00%
-60.00%
-60%
-45%
-30%
-15%
0%
15%
30%
45%
60%
Return of the Market Measure
Return on the Notes

This graph reflects the returns on the notes, based on the Participation Rate of 100.00% and the Threshold Value of 80.00% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes, assuming the notes are not called on the Observation Date. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, a Threshold Value of 80, the Participation Rate of 100.00% and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, whether the notes are called on the Observation Date, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to Issuer and Guarantor credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
60.00	-40.00%	$6.00	-40.00%
70.00	-30.00%	$7.00	-30.00%
79.00	-21.00%	$7.90	-21.00%
80.00(2)	-20.00%	$12.00	20.00%
90.00	-10.00%	$11.00	10.00%
100.00(1)	0.00%	$10.00	0.00%
102.00	2.00%	$10.20	2.00%
105.00	5.00%	$10.50	5.00%
110.00	10.00%	$11.00	10.00%
120.00	20.00%	$12.00	20.00%
130.00	30.00%	$13.00	30.00%
140.00	40.00%	$14.00	40.00%
150.00	50.00%	$15.00	50.00%
160.00	60.00%	$16.00	60.00%

1)The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

2)This is the hypothetical Threshold Value.

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Redemption Amount Calculation Examples

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value:100.00 Threshold Value: 80.00
Ending Value:50.00
Redemption Amount per unit
Example 2
The Ending Value is 90.00, or 90.00% of the Starting Value:
Starting Value:100.00 Threshold Value: 80.00
Ending Value:90.00

Redemption Amount per unit, since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value, the Redemption Amount for the notes will be the principal amount plus a positive return equal to the absolute value of the negative return of the Index.

Example 3
The Ending Value is 150.00, or 150.00% of the Starting Value:
Starting Value:100.00
Ending Value:150.00

Redemption Amount per unit

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Autocallable Participation Notes with an Absolute Return Barrier Linked to the S&P 500® Index, due October , 2029

Risk Factors

We urge you to read the section “Risk Factors” in the accompanying product supplement and Base

Prospectus. Investing in the notes is not equivalent to investing directly in the stocks included in the Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement and Base Prospectus.

Structure-related Risks

■There is no fixed principal repayment amount on the notes at maturity. If the notes are not called and the Ending Value is less than the Threshold Value, you will lose up to 100% of the principal amount of your notes.

■Your potential for a positive return based on the depreciation of the Index is limited. The absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value will be 80.00% of the Starting Value, any positive return due to the depreciation of the Index will be limited to 20.00%. Any decline in the Ending Value from the Starting Value by more than 20.00% will result in a loss, rather than a positive return, on the notes.

■Payments on the notes will not reflect changes in the value of the Index other than on the Observation Date or the Final Valuation Date. As a result, even if the level of the Index increases during the term of the notes, you will not receive the Call Payment if the Observation Value on the Observation Date is less than the Call Value. Similarly, you will receive a Redemption Amount that is less than the principal amount if the Ending Value is less than the Threshold Value on the Final Valuation Date, even if the level of the Index was always greater than the Threshold Value prior to such Final Valuation Date.

■Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

■If the notes are called, your investment return is limited to the return represented by the Call Premium. If, on the Observation Date, the Observation Value is greater than or equal to the Call Value, we will automatically call the notes. If the notes are automatically called, your return will be limited to the Call Payment, regardless of the extent of the increase in the value of the Index.

■If the notes are called, you will be subject to reinvestment risk.

■Payments on the notes are subject to our credit risk and the credit risk of the Guarantor, and any actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. If we or the Guarantor become insolvent or are unable to pay our respective obligations, you may lose your entire investment.

■The notes and the related Guarantee may be subject to write-down, variation, suspension or conversion to equity either in the context of, or outside of, a resolution procedure applicable to the Issuer – Pursuant to the EU Bank Recovery and Resolution Directive (the "BRRD"), as transposed into French law by a decree-law dated August 20, 2015, resolution authorities have the power to place the institution in resolution at the point at which the resolution authority determines that (i) the institution individually, or the group to which it belongs, is failing or likely to fail, (ii) there is no reasonable prospect that private action would prevent the failure and (iii) a resolution action is necessary in the public interest. If the institution is placed in resolution, resolution authorities have the power inter alia to ensure that capital instruments, including senior debt instruments, such as Senior Preferred Notes including these notes, absorb losses of the issuing institution, through the write-down or conversion to equity of such instruments (the "Bail-In Tool"). The Bail-In Tool might also apply to a guarantee obligation such as the Guarantee. Please see the discussion under the heading "Risk Factors—Risks Related to the Notes – Risks Related to an Insolvency or Resolution of the Issuer – The Notes and the Notes Guarantees may be subject to write-down, variation, suspension or conversion to equity either in the context of, or outside of, a resolution procedure applicable to the Issuer" in the accompanying prospectus.

■The notes and the related guarantee are not registered securities. The notes and the related guarantee are exempt from the registration requirements of the Securities Act under Section 3(a)(2) thereof.

Valuation- and Market-related Risks

■Assuming no changes in market conditions, our creditworthiness or any other relevant factors, the estimated value of the notes on the pricing date (as determined by reference to pricing models used by our affiliate, BNP Paribas Securities Corp. ("BNPP Securities") will be significantly less than the initial issue price. The initial issue price for the notes will exceed the estimated value of the notes as of the time the terms of the notes are set on the pricing date, as determined by reference to BNPP Securities' pricing models and taking into account our credit spreads. Such expected estimated value on the pricing date is set forth on the cover of this term sheet. In estimating the value of the notes as of the time the terms of the notes are set on the pricing date, as disclosed on the front cover of this term sheet, BNPP Securities' pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in

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the secondary market, if any, may differ, perhaps materially, from the estimated value of your notes determined by reference to BNPP Securities' models due to, among other things, any differences in pricing models or assumptions used by others.

The difference between the estimated value of the notes as of the time the terms of the notes are set on the pricing date and the initial issue price is a result of certain factors, including principally the agent’s commission and any other commissions, the expenses incurred in creating, documenting and marketing the notes and hedging-related charges.

■A trading market is not expected to develop for the notes. None of us, MLPF&S, BofAS or our respective affiliates is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

■Our business, hedging and trading activities, and those of the Guarantor, MLPF&S, BofAS and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, the Guarantor, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

■There may be potential conflicts of interest involving the calculation agent.  We have the right to appoint and remove the calculation agent.

Market Measure-related Risks

■The Index Sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

■You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities, dividends or other distributions by issuers of those securities.

■While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in the Index, except to the extent that our common stock is included in the Index, we, MLPF&S, BofAS and our respective affiliates do not control any company included in the Index, and have not verified any disclosure made by any other company.

Tax-related Risks

■The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Summary Tax Consequences” below and “Certain U.S. Federal Income Tax Considerations” beginning on page PS-51 of product supplement EQUITY MLI-1.

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The Index

We have derived all information contained in this term sheet regarding the Market Measure, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources.  The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P”) (the “index sponsor”).  The index sponsor is under no obligation to continue to publish, and may discontinue or suspend the publication of the Market Measure at any time. The consequences of the index sponsor discontinuing publication of the Market Measure are discussed in the section entitled “Description of the Notes—Discontinuance of an Index” beginning on page PS-36 of product supplement EQUITY MLI-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of any Market Measure or any successor index.

The S&P 500® Index

General

The SPX is intended to provide an indication of the pattern of stock price movement. The daily calculation of the level of the SPX, discussed below in further detail, is based on the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Composition of the SPX

S&P chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its database, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P for new additions include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market value of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market price and trading activity of the common stock of that company. The eleven main groups of companies that comprise the SPX include: Communication Services, Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Real Estate and Utilities. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the SPX to achieve the objectives stated above.

Effective June 2025, company additions to the SPX should have an unadjusted company market capitalization of $22.70 billion or more. A company meeting the unadjusted company market capitalization criteria is also required to have a security level float-adjusted market capitalization that is at least $9.00 billion. The eleven main groups of companies that comprise the SPX include: Communication Services, Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Real Estate and Utilities. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the Underlier to achieve the objectives stated above. In addition, a company must have a primary listing of its common stock on the NYSE, NYSE Arca, NYSE American (formerly NYSE MKT), NASDAQ Global Select Market, NASDAQ Select Market, NASDAQ Capital Market, Cboe BZX (formerly Bats BZX), Cboe BYX (formerly Bats BYX), Cboe EDGA (formerly Bats EDGA), or Cboe EDGX (formerly Bats EDGX).

The SPX does not reflect the payment of dividends on the stocks included in the SPX. Because of this the return on the notes will not be the same as the return you would receive if you were to purchase those stocks and hold them for a period equal to the term of the notes.

Computation of the SPX

As of September 16, 2005, S&P has used a full float-adjusted formula to calculate the SPX. With a float-adjusted index, the share counts used in calculating the SPX will reflect only those shares that are available to investors, not all of a company's outstanding shares.

The float-adjusted SPX is calculated as the quotient of (1) the sum of the products of (a) the price of each common stock, (b) the total shares outstanding of each common stock and (c) the investable weight factor and (2) the index divisor.

The investable weight factor is calculated by dividing (1) the available float shares by (2) the total shares outstanding. Available float shares reflect float adjustments made to the total shares outstanding. Float adjustments seek to distinguish strategic shareholders (whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company) from those holders whose investments depend on the stock's price and their evaluation of the company's future prospects. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

●holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

●holdings by government entities, including all levels of government in the United States or foreign countries; and

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●holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

In cases where holdings in a group as described above exceeds 5% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the SPX calculation. In addition, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are, however, considered part of the float.

Changes in a company's shares outstanding of 5.0% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.0% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participation units, or other recapitalizations) are made weekly and are announced on Tuesday for implementation after the close of trading on Wednesday. Changes of less than 5.0% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior. Corporate actions such as stock splits, stock dividends, spinoffs and rights offerings are generally applied on the close of trading on the day after the ex-date. Changes in investable weight factors of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in investable weight factors will be made annually, in September when investable weight factors are reviewed.

As discussed above, the value of the SPX is the quotient of (1) the total float-adjusted market capitalization of the SPX's constituents (i.e., the sum of the products of (a) the price of each common stock, (b) the total shares outstanding of each common stock and (c) the investable weight factor) and (2) the index divisor. Continuity in index values is maintained by adjusting the divisor for all changes in the constituents' share capital after the base date, which is the period from 1941 to 1943. This includes additions and deletions to the index, rights issues, share buybacks and issuances, and spinoffs. The index divisor's time series is, in effect, a chronological summary of all changes affecting the base capital of the SPX since the base date. The index divisor is adjusted such that the index value at an instant just prior to a change in base capital equals the index value at an instant immediately following that change. Some corporate actions, like stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the SPX and do not require adjustments to the index divisor.

Additional information on the SPX (including information regarding the SPX's sector weightings) is available on the following website: http://www.standardandpoors.com.

The following graph shows the daily historical performance of the SPX in the period from January 1, 2016 through September 30, 2026.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.  On September 30, 2026, the closing level of the SPX was 7,651.54.

Historical Performance of the Index

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9,000
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This historical data on the SPX is not necessarily indicative of the future performance of the SPX or what the value of the notes may be. Any historical upward or downward trend in the level of the SPX during any period set forth above is not an indication that the level of the SPX is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the SPX.

License Agreement

The Issuer entered into a non-exclusive license agreement with S&P Dow Jones Indices LLC ("SPDJI") whereby we, in exchange for a fee, are permitted to use the Index in connection with the notes. We are not affiliated with SPDJI; the only relationship between SPDJI and us is any licensing of the use of SPDJI's indices and trademarks relating to them.

"Standard & Poor's®", "S&P®" and "S&P 500®" are trademarks of Standard & Poor's Financial Services LLC. The notes are not sponsored, endorsed, sold or promoted by SPDJI, Standard & Poor's Financial Services LLC or any of their respective affiliates (collectively, "S&P") and S&P makes no representation regarding the advisability of investing in the notes. S&P makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the Underlying Asset to track general stock market performance. S&P's only relationship to the Issuer is the licensing of certain trademarks and trade names of S&P and of the Underlying Asset which is determined, composed and calculated by S&P without regard to the Issuer or the notes. S&P has no obligation to take the needs of the Issuer or the owners of the notes into consideration in determining, composing or calculating the Underlying Asset. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE UNDERLYING ASSET OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE UNDERLYING ASSET OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE UNDERLYING ASSET OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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Autocallable Participation Notes with an Absolute Return Barrier Linked to the S&P 500® Index, due October , 2029

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than one business day from the pricing date, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 10,000 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S will purchase the notes from BofAS for resale, and will receive a discount in connection with the sale of the notes in an amount up to the full amount of agent’s commission set forth on the cover of this term sheet.

We, MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to our respective then-prevailing market prices or at negotiated prices, and these will include trading commissions and mark-ups or mark-downs. We, MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, none of us is obligated to engage in any such transactions. At our or their discretion, for a short, undetermined initial period after the issuance of the notes, we, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by us, MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes, and the issuer’s creditworthiness. However, neither we nor any of our affiliates are obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on BofAS’s estimate of the value of the notes if BofAS or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding BNP or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

●the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

●a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

●a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your MLPF&S financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Role of MLPF&S and BofAS

BofAS will participate as selling agent in the distribution of the notes. Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the initial issue price indicated on the cover of this term sheet, less the indicated agent’s commission.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 per unit principal amount and will depend on the performance of the Market Measure. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates.  The terms of these hedging arrangements are determined by BofAS seeking bids from market participants, which could include one of our affiliates and MLPF&S, BofAS and their affiliates.  These hedging

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Autocallable Participation Notes with an Absolute Return Barrier Linked to the S&P 500® Index, due October , 2029

arrangements take into account a number of factors, including the issuer’s creditworthiness, interest rate movements, the volatility of the Market Measure, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes depend in part on the terms of the hedging arrangements.

Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see “Risk Factors” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-27 of product supplement EQUITY MLI-1.

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Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

■There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

■You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Market Measure.

■Under this characterization and tax treatment of the notes, a United States Holder (as defined in the accompanying prospectus) generally will recognize capital gain or loss upon maturity or upon a sale, exchange, or redemption of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year, and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations.

■No assurance can be given that the Internal Revenue Service (“IRS”) or any court will agree with this characterization and tax treatment.

■Under current IRS guidance, withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes that are issued as of the date of this term sheet unless such notes are “delta-one” instruments.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “Certain U.S. Federal Income Tax Considerations” beginning on page PS-51 of product supplement EQUITY MLI-1.

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